CANALASKA URANIUM LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JULY 2008 and 2007

These financial statements have NOT been reviewed by the Company’s auditor

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

	31 July,	30 April,
ASSETS	2008	2008
Current
Cash and cash equivalents	$10,156,296	$7,151,603
Accounts and advances receivable	1,880,044	2,151,496
Available-for-sale securities (Note 4)	676,291	882,268
Prepaid expenses and deposits	178,239	191,822
	12,890,870	10,377,189
Reclamation Bonds	710,763	710,751
Mineral Property Costs – Schedule 1 (Note 5)	31,105,355	31,032,425
Property, Plant, and Equipment (Note 6)	860,206	886,855
	$45,567,194	$43,007,220

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,491,989	$2,596,421
Due to related parties (Note 8(ii))	7,000	22,510
	1,498,989	2,618,931
Future Income Tax Liability (Note 9c)	1,376,406	1,376,406
	2,875,395	3,995,337
Commitments (Note 10)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited common shares without par value
Issued and fully paid:
137,533,650 (April 30, 2008 – 125,869,814) shares outstanding	56,999,789	54,079,214
Contributed Surplus - Statement 2	9,810,385	8,586,055
Other Comprehensive Income	18,724	165,812
Deficit - Statement 2	(24,137,099)	(23,819,198)
	42,691,799	39,011,883
	$45,567,194	$43,007,220

ON BEHALF OF THE BOARD:

     “Peter Dasler”                               , Director

      “Jean Luc Roy”                           , Director

- See Accompanying Notes -

CanAlaska Uranium Ltd						Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

				Other
	Common	Share	Contributed	Comprehensive	Accumulated	Total
	Shares	Capital	Surplus	Income	Deficit
Balance - 30 April 2006	77,127,238	36,560,885	1,243,489	-	(19,260,553)	18,543,821
Issuance of shares for:
- Private placements	18,414,775	9,090,605	1,351,044	-	-	10,441,649
- Properties	210,000	149,300	-	-	-	149,300
- Finders’ fees	250,555	120,399	-	-	-	120,399
- Exercise of warrants	10,485,714	4,793,814	-	-	-	4,793,814
- Exercise of options	1,209,476	435,552	-	-	-	435,552
Share issuance costs	-	(509,741)	60,030	-	-	(449,711)
Stock-based compensation costs (Note 6d)	-	-	841,299	-	-	841,299
Transferred on exercise of options	-	215,135	(215,135)	-	-	-
Transferred on exercise of warrants	-	127,765	(127,765)	-	-	-
Future income tax on FT shares (Note 6b)	-	(2,119,503)	-	-	-	(2,119,503)
Loss for the year	-	-	-	-	(1,828,759)	(1,828,759)
Balance - 30 April 2007	107,697,758	48,864,211	3,152,962	-	(21,089,312)	30,927,861
Issuance of shares for:
- Private placements	16,401,956	7,000,000	-	-	-	7,000,000
- Value assigned to warrants (Note7e)	-	(765,581)	765,581	-	-	-
- Properties	10,000	4,000	-	-	-	4,000
- Exercise of warrants	890,000	106,800	-	-	-	106,800
- Exercise of options	870,100	167,800	-	-	-	167,800
Subscription received	-	102,000	-	-	-	102,000
Share issuance costs	-	(237,526)	19,048	-	-	(218,478)
Stock-based compensation costs (Note 6d)	-	-	1,562,451	-	-	1,562,451
Transferred on exercise of options	-	108,700	(108,700)	-	-	-
Transition adjustment to opening balance (Note 2)	-	-	-	526,147	-	526,147
Unrealized loss on available-for-sale securities	-	-	-	(360,335)	-	(360,335)
Future income tax on FT shares (Note 6b)	-	(1,271,190)	-	-	-	(1,271,190)
Transfer of mineral property (Note 5a)	-	-	3,194,713	-	-	3,194,713
Loss for the year	-	-	-	-	(2,729,886)	(2,729,886)
Balance - 30 April 2008	125,869,814	54,079,214	8,586,055	165,812	(23,819,198)	39,011,883
Issuance of shares for:
- Private placements	10,922,660	3,713,704	-	-	-	3,713,704
- Value assigned to warrants (Note 7e)	-	(447,966)	447,966	-	-	-
- Finder’s fees	441,176	150,000	-	-	-	150,000
- Exercise of options	300,000	30,000	-	-	-	30,000
Subscription received	-	(102,000)	-	-	-	(102,000)
Share issuance costs	-	(448,376)	98,063	-	-	(350,313)
Stock-based compensation costs (Note 6d)	-	-	539,491	-	-	539,491
Transferred on exercise of options	-	25,213	(25,213)	-	-	-
Unrealized loss on available-for-sale securities	-	-	-	(147,088)	-	(147,088)
Unrealized loss on Korean JV	-	-	164,023	-	-	164,023
Loss for the year	-	-	-	-	(317,901)	(317,901)
Balance – 31 July 2008	137,533,650	$56,999,789	$9,810,385	$18,724	$(24,137,099)	$42,691,799

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss and Comprehensive loss
Canadian Funds

	Period Ended 31 July
	2008	2007
General and Administrative Expenses
Consulting fees	$10,775	94,141
Consulting fees – Stock compensation (Note 7d)	49,491	122,466
Management fees	-	171,021
Director fees	19,694	4,500
Director fees – Stock compensation (Note 7d)	285,378	-
Accounting and audit	15,367	8,314
Insurance, licenses and filing	20,459	27,854
Rent	51,107	28,582
Shareholder relations	16,573	114,666
Shareholder relations – Stock compensation (Note 7d)	11,640	-
Wages, commissions and benefits	103,435	91,163
Wages – Stock compensation (Note 7d)	26,160	-
Office and miscellaneous	34,044	24,673
Travel, food and lodging	8,809	59,083
Amortization	52,641	20,015
Bank charges and interest	2,111	2,236
Legal fees	151	8,992
	(707,835)	(777,706)
Other Income (Expense)
Foreign exchange, net	26,186	-
Interest income	49,750	40,857
Loss on sale of available-for-sale securities	(109)	-
Recovery of administration cost	144,395	115,124
Option payments received in excess of exploration cost incurred	110,861	-
Gain from JV interest dilution	58,851	-
	389,934	155,981
Loss for the Period	$(317,901)	(621,725)

Other Comprehensive Loss
Unrealized loss on available-for-sale securities	(147,088)	-
Comprehensive Loss for the Period	$(464,989)	$(621,725)

Loss per Share - Basic and Diluted	$-	$(0.01)

Comprehensive Loss per Share - Basic and Diluted	$-	$(0.01)

Weighted Average Number of Shares Outstanding	135,635,552	107,757,920

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Period Ended 31 July
	2008	2007
Cash Resources Provided By (Used In)
Operating Activities
Loss for the year	$(317,901)	$(621,725)
Items not affecting cash
Gain on sale of available-for-sale securities	109	-
Amortization	52,641	20,015
Loss on sale of property, plant and equipment	-	-
Stock-based compensation expense (Note 7d)	372,669	122,466
Exchange loss (gain)	(12)
Option Payments in excess of costs	(110,861)	-
	(3,355)	(479,244)
Changes in non-cash working capital	(899,928)	321,964
	(903,283)	(157,280)
Investing Activities
Purchase of reclamation bonds	-	2,306
Proceeds from sale of available-for-sale securities	58,780	-
Mineral property expenditures	(1,546,933)	(4,882,903)
Recovery of mineral property expenditures	1,509,864	1,426,877
Option payments received	75,000	-
Purchase of property, plant and equipment	(25,992)	(71,298)
Unused cash call	545,866	-
	616,585	(3,525,018)
Financing Activities
Shares issued for cash	3,641,704	29,910
Share issuance costs	(350,313)	-
	3,291,391	29,910

Net Increase (Decrease) in Cash and Cash Equivalents	3,004,693	(3,652,388)
Cash and cash equivalents – Beginning of year	7,151,603	10,076,042
Cash and cash equivalents – End of period	$10,156,296	$6,423,654

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Fair value of agent’s warrants included in share issue costs	$447,966	$-
Fair value of common shares included in share issue costs	$150,000	$-
Stock-based compensation expense included in mineral properties	$166,882	$-
Fair value of shares received for mineral properties	$-	$93,600

- See Accompanying Notes -

CanAlaska Uranium Ltd					Schedule 1
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

Drilling-Commenced Projects
	Period ended 31 July 2008				30 April
	Acquisition Costs	Exploration Costs		Total	2008
					Total
Cree East Project, Saskatchewan
General acquisition costs	$82,844	$-		$82,844	$3,825,119
Non- controlling interest	(1,090,750)	-		(1,090,750)	-
General exploration costs	-	39,995		39,995	31,500
Consulting	-	3,120		3,120	-
Drilling	-	8,349		8,349	-
Geophysics	-	24,004		24,004	5,424
Wages	-	-		-	-
Assays	-	-		-	-
Management fee	-	7,376		7,376	(222,987)
Transfer of mineral property (Note 5a)	-	(82,844)		(82,844)	(1,230,407)
	(1,007,906)	-		(1,007,906)	2,408,649

Fond du Lac Project, Saskatchewan
Staking	$-	$-	$		$-
General exploration costs	-	56,373		56,373	9,636
Drilling	-	116,605		116,605	-
Consulting	-	10,643		10,643	4,850
Geophysics	-	4,781		4,781	5,522
Wages	-	65,797		65,797	293
Option payment - cash	-	-		-	20,000
Option payment - share	-	-		-	-
	-	254,199		254,199	40,301

Helmer & FDLC Project, Saskatchewan
Staking	$-	$-	$		$-
General exploration costs	-	11,108		11,108	1,776,059
Drilling	-	-		-	742,273
Consulting	-	3,120		3,120	146,475
Geophysics	-	1,291		1,291	224,135
Wages	-	23,099		23,099	422,827
Assays	-	-		-	28,203
Refund	-	-		-	(45,000)
	-	38,618		38,618	3,294,972

Key Lake Project, Saskatchewan
General exploration costs	$-	$1,125		$1,125	$241,291
Drilling	-	-		-	150,868
Consulting	-	624		624	10,596
Geophysics	-	2,547		2,547	-
Wages	-	532		532	98,417
Assays	-	126		126	2,755
Management fee	-	495		495	40,789
Option payment – cash	-	-		-	(125,000)
Option payment – shares	-	-		-	(7,000)
Amounts received or recovered	-	(5,449)		(5,449)	(458,419)
	-	-		-	(45,703)

- See Accompanying Notes -

CanAlaska Uranium Ltd				Schedule 1 (cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Period ended 31 July 2008			30 April
	Acquisition Costs	Exploration Costs	Total	2008
				Total
Lake Athabasca Project, Saskatchewan
Staking	$-	$-	$-	$23,413
General exploration costs	-	8,463	8,463	1,601,363
Drilling	-	-	-	435,130
Consulting	-	27,849	27,849	263,280
Geophysics	-	8,943	8,943	375,641
Wages	-	24,388	24,388	572,349
Assays	-	9,646	9,646	28,802
Amounts received or recovered	-	-	-	(17,065)
	-	79,289	79,289	3,282,913
Waterbury Project, Saskatchewan
General exploration costs	$-	$-	$-	$118,855
Drilling	-	-	-	-
Consulting	-	-	-	55,257
Geophysics	-	749	749	401,207
Wages	-	7,051	7,051	81,322
Amount received or recovered	-	-	-	(251,858)
Assays	-	-	-	36,953
	-	7,800	7,800	441,736
West McArthur Project, Saskatchewan
General exploration costs	$-	$10,317	$10,317	$1,414,923
Drilling	-	-	-	389,892
Consulting	-	-	-	171,346
Geophysics	-	-	-	885,335
Wages	-	39,610	39,610	350,411
Assays	-	-	-	119,236
Fixed assets	-	-	-	9,375
Management fee	-	5,396	5,396	313,325
Option payment – cash	-	(62,010)	(62,010)	(3,794,137)
	-	(6,687)	(6,687)	(149,669)

Drilling-Ready Projects

Cree West Project, Saskatchewan
General exploration costs	$-	$110	$110	$256,498
Drilling	-	-	-	3,604
Consulting	-	-	-	3,020
Geophysics	-	-	-	106,046
Wages	-	2,408	2,408	23,029
Assays	-	-	-	4,556
Management fee	-	252	252	23,675
Option payment – cash	-	-	-	(125,000)
Option payment – shares	-	-	-	(14,000)
Amounts received or recovered	-	(2,770)	(2,770)	(322,829)
	-	-	-	(41,401)

- See Accompanying Notes -

CanAlaska Uranium Ltd					Schedule 1 (cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Period ended 31 July 2008				30 April
		Acquisition Costs	Exploration Costs	Total	2008
					Total
Grease River Project, Saskatchewan
Staking		$-	$-	$-	$55,272
General exploration costs		-	91,385	91,385	563,431
Consulting		-	91,147	91,147	158,650
Geophysics		-	190,876	190,876	244,088
Wages		-	237,011	237,011	379,439
Assays		-	-	-	18,105
Management fee		-	74,241	74,241	129,527
Option payment – cash		(75,000)	-	(75,000)	(75,000)
Option payment – shares		-	-	-	(13,410)
Amounts received or recovered		-	(816,651)	(816,651)	(1,385,161)
Advance		-	-	-	14,466
		(75,000)	(131,991)	(206,991)	89,407

Hodgson Project, Saskatchewan
General exploration costs		$-	$30	$30	$264,776
Consulting		-	624	624	74,146
Geophysics		-	-	-	140,619
Wages		-	1,970	1,970	108,754
Assays		-	-	-	-
		-	2,624	2,624	588,295

Poplar Project, Saskatchewan
Staking	$		$-	$-	$38,658
General exploration costs		-	148,392	148,392	94,971
Consulting		-	34,566	34,566	22,439
Geophysics		-	265,611	265,611	963,240
Drilling		-	192	192	-
Wages		-	170,889	170,889	14,638
Management fee		-	56,635	56,635	116,152
Option payment – shares		-	-	-	(94,750)
Amount received or recovered		-	(622,984)	(622,984)	(1,347,962)
		-	53,301	53,301	(192,614)

McTavish Project, Saskatchewan
Staking		$-	$-	$-	$59,304
General exploration costs		-	-	-	2,505
Consulting		-	-	-	1,088
Geophysics		-	-	-	3,219
Wages		-	-	-	1,369
Assays		-	-	-	10,520
		-	-	-	78,005

Moon Project, Saskatchewan
General exploration costs		$-	$3,508	$3,508	$142,052
Consulting		-	-	-	8,518
Wages		-	-	-	36,083
		-	3,508	3,508	186,653

- See Accompanying Notes -

CanAlaska Uranium Ltd					Schedule 1(cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Period ended 31 July 2008			30 April
	Acquisition Costs	Exploration Costs	Total		2008
					Total
NE Wollaston, Saskatchewan-Manitoba
Staking	$-	$-	$-	$
General exploration costs	-	-	-		913,936
Consulting	-	2,117	2,117		185,487
Geophysics	-	3,114	3,114		12,168
Wages	-	12,584	12,584		471,032
Assays	-	-	-		66,931
Amounts received or recovered	-	-	-		(47,627)
	-	17,815	17,815		1,601,927

Exploratory Projects

Alberta Project, Alberta
General exploration costs	$-	$4,098	$4,098		$303,244
Consulting	-	1,575	1,575		19,459
Geophysics	-	-	-		362,437
Wages	-	10,396	10,396		55,968
	-	16,069	16,069		741,108

Arnold Project, Saskatchewan
General exploration costs	$-	$609	$609		$215,337
Consulting	-	-	-		52,380
Geophysics	-	6,515	6,515		157,337
Wages	-	1,321	1,321		86,040
Assays	-	-	-		19,939
	-	8,445	8,445		531,033

Black Lake Project, Saskatchewan
General exploration costs	$-	$3,698	$3,698		$11,787
Consulting	-	2,874	2,874		16,000
Geophysics	-	3,454	3,454		75,492
Wages	-	22,590	22,590		19,249
Assays	-	-	-		31
Option payment – cash	-	-	-		20,000
	-	32,616	32,616		142,559

Camsell Project, Saskatchewan
Staking	$-	$-	$-		$5,500
General exploration costs	-	51	51		9,638
Consulting	-	650	650		2,432
Geophysics	-	-	-		18,271
Wages	-	-	-		12,461
Assays	-	-	-		2,263
Government grant	-	-	-		(17,065)
	-	701	701		33,500

- See Accompanying Notes -

CanAlaska Uranium Ltd				Schedule 1 (cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Period ended 31 July 2008			30 April
	Acquisition Costs	Exploration Costs	Total	2008
				Total
Carswell Project, Saskatchewan
Staking	$25,000	$-	$25,000	$102,321
	25,000	-	25,000	102,321

Ford Lake Project, Saskatchewan
Staking	$21,000	$-	$21,000	$24,510
General exploration costs	-	95	95	1,907
	21,000	95	21,095	26,417

Kasmere Project, Manitoba
General exploration costs	$-	$-	$-	$6,936
Consulting	-	1,600	1,600	400
Wages	-	2,724	2,724	-
	-	4,324	4,324	7,336

Uranium-General, Saskatchewan
General exploration costs	$-	$142,922	$142,922	$678,155
Drilling	-	8,346	8,346	(1,361)
Consulting	-	36,778	36,778	2,884
Geophysics	-	11,009	11,009	-
Geochemistry / personnel	-	2,147	2,147	10,748
Wages	-	281,115	281,115	299
Stock compensation costs	-	166,822	166,822	467,438
	-	649,139	649,139	1,158,163

Elliot Lake Project, Ontario
General exploration costs	$-	$-	$-	$-
Consulting	-	-	-	1,374
	-	-	-	1,374

Rainbow Hill Project, Alaska
Staking Costs	$-	$-	$-	$-
General exploration costs	-	-	-	2,863
	-	-	-	2,863

- See Accompanying Notes -

CanAlaska Uranium Ltd					Schedule 1 (cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Period ended 31 July 2008			30 April
	Acquisition Costs	Exploration Costs	Total		2008
					Total
Voisey’s Bay Project , Labrador
Consulting	$-	$-	$-	$
Option payment – cash	-	-	-		(25,000)
Option payment – shares	-	-	-		(24,625)
	-	-	-		(49,625)

Zeballos Project, British Columbia
General exploration costs	$-	$421	$421		$421
	-	421	421		421

Glitter Lake Project, Quebec
Amounts received	$-	$-	$-		$-
	-	-	-		-

New Zealand Project, New Zealand
General exploration costs	$-	$26,955	$26,955		$135,849
Assaying	-	18,509	18,509		-
Drilling	-	71,060	71,060		-
Consulting	-	4,810	4,810		-
Wages	-	-	-		4,874
Option payment – shares	-	-	-		4,000
	-	121,334	121,334		144,723

Rise & Shine project, New Zealand
General acquisition costs	$4,830	$-	$4,830		$300,557
General exploration costs	-	3,635	3,635		20,557
Drilling	-	-	-		-
Consulting	-	1,195	1,195		-
Geophysics	-	-	-		-
Assays	-	-	-		-
Transfer of mineral property (Note 5cc)	-	(4,830)	(4,830)		(300,557)
	4,830	-	4,830		20,557

Cost for the Period	(1,032,076)	$1,151,620	$119,544		$14,446,221
Balance - beginning of year	4,514,436	26,517,989	31,032,425		18,369,808
Mineral property cost written off	-	-	-		(960,746)
Recovery of mineral property costs	-	(157,475)	(157,475)		(959,589)
Option payment in excess of costs	-	110,861	110,861		136,731

Balance - End of Period	3,482,360	$27,622,995	$31,105,355		$31,032,425

- See Accompanying Notes -

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies

a)

Nature and Continuance of Operations

CanAlaska Uranium Ltd. (the “Company”) is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company has sufficient working capital in the near term to fund ongoing exploration and development, however, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company) and Golden Fern Resources Limited (a New Zealand company).  These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium Joint Venture (77%) and Rise and Shine Joint Venture (72%). Inter-company balances are eliminated upon consolidation.

c)

Cash and Cash Equivalents

Cash and cash equivalents include amounts held in banks and highly liquid investments with maturities at date of purchase of 90 days or less.

d)

Available-for-sale Securities

Available-for-sale securities are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are included in shareholders’ equity as a component of other comprehensive income.

e)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned.  Amounts received for the sale of resource properties, for option payments for exploration advances and for recovery of mineral property expenditures are treated as reductions of the cost of the property and payments in excess of capitalized costs are recognized in income.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves. The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

e)

Mineral Properties and Deferred Exploration Expenditures - Continued

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

f)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at 31 July 2008 and 2007.

g)

Property, Plant, Equipment and Amortization

Property and equipment are carried at cost less accumulated depreciation.  The Company provides for depreciation on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

•

Leasehold improvements - Straight-line method over the life of the lease

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

j)

Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

l)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair    market value.

m)  Flow-through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respects to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  The recommendations apply to all flow-through share transactions initiated after 19 March 2004.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

n)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

o)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

p)

Recent Accounting Pronouncements

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation.  Section 1400 has been amended to include requirements to assess and   disclose an entity’s ability to continue as a going concern.  Management shall make an   assessment of an entity’s ability to continue as a going concern.  When management is aware, in   making its assessment, of material uncertainties related to events or conditions that may cast   doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be   disclosed.  When financial statements are not prepared on a going concern basis, that fact shall   be disclosed, together with the basis on which the financial statements are prepared and the   reason why the entity is not regarded as a going concern.  Section 1400 is effective for interim   and annual financial statements relating to fiscal years beginning on or after 1 January 2008.    Earlier adoption is encouraged.  The adoption of this standard will have no impact on the   Company’s operating results or financial position and management expects that there will not be a   material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures.  The main features of the new section are as follows:

-

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

-

A requirement for an entity to disclose quantitative data about what it regards as capital; and

-

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 October 2007.  The adoption of this standard will have no impact on the   Company’s operating results or financial position and management is currently in the process of   evaluating the impact that these additional disclosure standards will have on the Company’s   financial statements.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

p)

Recent Accounting Pronouncements - Continued

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure   requirements of Section 3861 and requires entities to provide disclosures in the consolidated   financial statements that enable users to evaluate the significance of financial instruments on the   entity’s consolidated financial position and performance, and the nature and extent of risks arising   from financial instruments and non-financial derivatives. Section 3863, Financial Instruments –   Presentation carries forward unchanged the presentation requirements for financial instruments of   Section 3861, Financial Instruments – Disclosures and Presentation.  Section 3862 and 2863   apply to interim and annual consolidated financial statements relating to fiscal years beginning on   or after 1 October 2007.

2.

Changes in Accounting Policies and Presentation

a)

Financial Instrument Standards

Effective 1 May 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and   Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861,   Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).    These new standards have been adopted on a prospective basis with no restatement to prior   period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale   assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and   receivables, available-for-sale or held-for-trading, as described below.  The classification is not   changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using   the effective interest rate method.  Loans and receivables are measured at amortized cost using   the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other   comprehensive income.  Available-for-sale securities are written down to fair value through   earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction   costs that are directly attributable to the acquisition or issue of a financial asset or financial liability   are added to its fair value.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

2.

Changes in Accounting Policies and Presentation – Continued

a)

Financial Instrument Standards – Continued

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are   measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale   securities, foreign currency translation gains and losses on the net investment in self-sustaining   operations and changes in the fair market value of derivative instruments designated as cash flow   hedges, all net of income taxes.  Cumulative changes in other comprehensive income are   included in accumulated other comprehensive income which is presented (if applicable) as a new   category in shareholders’ equity.

Transition Adjustment to Opening Balances

The adoption of Sections 1530 and 3855 impacts the opening equity of the Company.  The unrealized gain on the available-for-sale securities from purchase to 30 April 2007 was $526,147 which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  Any unrealized gains or losses on the available-for-sale securities for the year ended 30 April 2008 are reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

b)

Accounting Changes

Effective 1 May 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

3.    Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, available-for-sale securities, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The fair value of the company’s available-for-sale securities are summarized in Note 4.  Available-for-sale securities represent shares in publicly traded companies.  The fair value represents the quoted trading price of the shares.

4.  Available-for-sale securities

     Details are as follows:

	July 31, 2008		April 30, 2008
	Book Value	Market Value	Book Value	Market Value
Pacific North West Capital Corp. (“PFN”) 1,046,800 shares (Apr. 2008- 1,046,800)	$268,726	$287,870	$268,726	$314,040
Freegold Ventures Limited (“ITF”) 263,000 shares (Apr. 2008- 263,000)	34,190	170,950	34,190	278,780
El Nino Ventures Inc (“ELN”) 260,131 shares (Apr. 2008- 260,131)	31,216	45,523	31,216	78,039
Westcan Uranium Corp. 500,000 shares (Apr. 2008 – 900,000)	73,612	40,000	132,500	54,000
Mega Uranium Ltd. 25,000 shares (Apr. 2008– 25,000)	94,750	39,000	94,750	44,750
Other available-for-sale securities	155,074	92,948	155,074	112,659
	$657,568	$676,291	$716,456	$882,268

These marketable securities have been accounted for using the fair value method. ITF and ELN are companies that have certain directors in common with the Company. During the first quarter, the Company sold 400,000 common shares of Westcan Uranium Corp. for proceeds of $58,780 resulting in a loss of $109.  The maximum percentage owned of PFN, ITF or ELN by the Company at any time during the year was less than 2%.

As at 30 April 2007, the market value of available-for-sale securities exceeded the cost base by $526,147 and the Company recorded this increase in available-for-sale securities and an opening transitional adjustment of $526,147 was recognized in opening shareholders’ equity.

An unrealized loss on available-for-sale securities of $147,088 due to the decrease in fair value of the securities has been included in other comprehensive loss for the period ended 31 July 2008.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.    Mineral Property Costs

Details are as follows:

	Acquisition Costs	Exploration Costs	Exploration Advances and Refunds	Option payments received and Refunds	July 31, 2008 Total	April 30, 2008 Total
Athabaska Basin Projects
Drilling - Commenced
Cree East Project	2,860,610	(266,384)	-	-	2,594,226	3,602,132
Fond du Lac Project	108,000	450,755	-	-	558,755	304,555
Helmer & FDLC Project	148,104	4,520,056	-	(45,000)	4,623,160	4,584,543
Key Lake Project	-	1,013,821	(821,321)	(192,500)	-	-
Lake Athabasca Project	174,831	5,686,010	(17,065)	-	5,843,776	5,764,487
Waterbury Project	30,000	2,134,302	(1,533,768)	(181,000)	449,534	441,734
West McArthur Project	51,981	10,032,870	(7,839,528)	-	2,245,323	2,252,008
Drilling - Ready
Cree West Project	40,000	938,836	(738,836)	(240,000)	-	-
Grease River Project	154,584	2,375,152	(2,257,346)	(272,390)	-	96,129
Hodgson Project	43,913	1,196,389	-	-	1,240,302	1,237,678
Poplar Project	161,375	1,969,219	(1,970,946)	(94,750)	64,898	11,597
McTavish Project	114,856	673,419	-	-	788,275	788,275
Moon Project	6,944	344,303	-	-	351,247	347,740
NE Wollaston Project	52,064	6,529,769	(47,627)	-	6,534,206	6,516,392
Exploratory
Alberta Project	10,625	2,259,577	-	-	2,270,202	2,272,613
Arnold Project	35,240	1,233,770	-	-	1,269,010	1,260,565
Black Lake Project	114,000	277,568	-	-	391,568	358,952
Camsell Project	40,677	276,025	(17,065)	-	299,637	298,936
Carswell Project	127,321	-	-	-	127,321	102,321
Ford Lake Project	45,510	2,002	-	-	47,512	26,417
Kasmere Project	-	11,660	-	-	11,660	7,336
Uranium General	1	1,627,207	(1,117,064)	-	510,144	1
Ontario Project
Elliot Lake	13,585	12,615	-	(26,200)	-	-
Rainbow Hill Project, Alaska	-	-	-	-	-	-
Voisey’s Bay Project Labrador	-	76,750	-	(76,750)	-	-
British Columbia Project
Zeballos	-	421	-	-	421	-
Quebec Project
Glitter Lake	53,627	69,266	-	(86,400)	36,493	36,493
New Zealand Project
New Zealand general	23,300	518,998	-	-	542,298	420,964
Rise & Shine Project	305,387	-	-	-	305,387	300,557
	$4,716,535	$43,964,376	$(16,360,566)	$(1,214,990)	$31,105,355	$31,032,425

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.

Mineral Property Costs - Continued

a)

Cree East Project, Saskatchewan

Under agreements signed and formally released from escrow on 21 December 2007 between the Company and Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (the “Korean Consortium”), the Korean Consortium will invest $19,000,000 towards the earn-in of a 50% ownership interest in the Cree East Project over a 4-year period.  The investment by the Korean Consortium is structured as a limited partnership, with CanAlaska Korean Uranium Ltd., acting as the general partner. As at 31 July 2008 the Company holds an 77% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium L.P. This project is accounted for as a Joint Venture as parties of the Joint Venture exercise joint control over the Joint Venture.

As part of the agreement, the Company contributed its Cree East Project mineral property assets with a book value at $1,230,407 to the Joint Venture.  To pay for its initial 17.4% interest in the Joint Venture, the Korean Consortium contributed $3,000,000 in cash to the joint venture as well as related intellectual property. This intellectual property has been purchased from the Company by the Korean Consortium for $1,000,000, of which $600,000 was paid at closing. The remaining $400,000 will be paid to the Company upon the Korean Consortium attaining its 50% ownership interest earn-in. During the first quarter, the Korean Consortium contributed $1,680,000 to the joint venture. As a result, the holding interest by the Korean Consortium in the Joint Venture has increased from 17.4% to 23%. Upon completion of the $19,000,000 earn-in provisions by the Korean Consortium, the Company and the Korean Consortium will each own a 50% interest in the general partner and in the limited partnership. The Company acts as operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

The Company recognized an increase in contributed surplus of $3,194,713 as a result of this transaction.

b)

Fond du Lac, Saskatchewan

By agreement dated 18 October 2006, the Company acquired from the Fond Du Lac Denesuline First Nations an option to earn a 49% interest in the Fond du Lac property. To earn a 49% interest in the property, the Company, at its option, must make payments, issue shares and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$-
On or before 31 October 2007	(completed)			300,000
On or before 31 October 2007*	(paid $20,000)	30,000	100,000	-
On or before 31 October 2008	(completed)			400,000
On or before 31 October 2008		40,000	50,000	-
On or before 31 October 2009		40,000	50,000	500,000
On or before 31 October 2010		-	-	800,000
Total		$130,000	300,000	$2,000,000

Upon exercising its 49% option, a joint venture may be formed.

*By agreement dated November 2007, future payments will be made upon receiving Federal work permits. A total of $20,000 was paid on 14 December 2007. On 24 June 2008, Federal work permits were received. Additional $10,000 was paid and 100,000 shares were issued on 05 September 2008.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.

Mineral Property Costs - Continued

c)

Helmer & FDLC Project, Saskatchewan

This block of 1 permit and certain mineral claims lies in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond du Lac.

d)

Key Lake Project, Saskatchewan

The Company acquired a 100% interest in certain mineral claims through staking, known as the Key Lake project.

By agreement dated 2 March 2006, the Company optioned to International Arimex Resources Inc. (now “Westcan Uranium Corp.”) up to 75% interest in the Key Lake project.

Westcan Uranuim Corp. (“Westcan”) may, at its option earn a 50% interest in the project by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(completed)	-	-	100,000
On or before 15 October 2006	(received)	25,000	-	-
On or before 31 January 2007	(completed)	-	-	50,000
On or before 28 February 2007	(received)	50,000	100,000	-
On or before 31 May 2007	(completed)	-	-	600,000
On or before 28 February 2008	(received)	50,000	100,000	-
On or before 31 May 2008	(partially completed)	-	-	600,000
On or before 31 May 2009		-	-	650,000
Total		$150,000	300,000	$2,000,000

Within 90 days of exercising its 50% option, Westcan may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Westcan has a vested 60% interest, at which time Westcan may elect to become the operator.

Should the property reach commercial production, the Company will receive a 3% net smelter royalty.

e)

Lake Athabasca Project, Saskatchewan

This project comprises certain mineral claims chiefly on Lake Athabasca, southwest of Uranium City.

      f)

Waterbury Project, Saskatchewan

The Company acquired a 100% interest in certain mineral claims through staking, known as the Waterbury project.

By agreement dated 9 November 2005, and amended on 30 March 2007, the Company optioned to NWT Uranium Corp. (NWT), formerly Northwestern Mineral Ventures Inc. up to 75% interest in the Waterbury project.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.

Mineral Property Costs - Continued

    f)

Waterbury Project, Saskatchewan - Continued

NWT may, at its option, earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(received/completed)	25,000	100,000	500,000
On or before 1 April 2007	(received/completed)	25,000	-	750,000
On or before 1 April 2008 *		75,000	100,000	750,000
Total		$150,000	300,000	$2,000,000

*In December 2007, NWT terminated the Agreement. The Company will continue the exploration of the project in 2008.

g)

West McArthur Project, Saskatchewan

The Company acquired a 100% interest in certain mineral claims through staking, known as the West McArthur project.

By way of an Option Agreement dated 5 April 2007, the Company optioned to Mitsubishi Development Pty Ltd. (“Mitsubishi”) a 50% interest in the West McArthur project.

Mitsubishi may exercise its option to earn a 50% interest in the property by making a $1,000,000 option exercise payment within 30 days of completing $10,000,000 of required exploration expenditures, which are payable as follows:

		Exploration Expenditures
On or before 10 April 2007	(paid)	$2,309,678
On or before 31 October 2007	(paid)	2,690,322
On or before 31 October 2008	(paid)	2,500,000
On or before 31 October 2009		2,500,000
Total		$10,0000,000

Upon the exercise of its option, Mitsubishi will enter into a 50/50 joint venture with the Company which will be governed under a Joint Venture Agreement.  The Company acts as operator of the exploration project prior to the formation of the joint venture and earns a management fee of up to 10% of the exploration expenditures incurred. Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

h)

Cree West Project, Saskatchewan

The Company acquired a 100% interest in certain mineral claims through staking, known as the Cree West project.

By agreement dated 24 April 2006, the Company optioned to International Arimex Resources Inc. (now “Westcan Uranium Corp.”) up to 75% interest in the Cree West project.

Westcan may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.

Mineral Property Costs – Continued

h)

Cree West Project, Saskatchewan – Continued

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	-	$-
On or before 1 May 2006	(completed)	-	200,000	100,000
On or before 1 November 2006	(received)	25,000	-	100,000
On or before 1 May 2007	(received)	50,000	200,000	400,000
On or before 1 May 2008	(received)	50,000	200,000	-
On or before 1 May 2008	(partially completed)	-	-	1,000,000
On or before 1 May 2009		-	-	2,000,000
Total		$150,000	600,000	$3,600,000

Within 90 days of exercising its 50% option, Westcan may elect to acquire an additional 10% interest by expending an additional $4,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1,000,000 per year on the Project. The Company acts as operator of the project until Westcan has a vested 60% interest, at which time Westcan may elect to become the operator.

Should the property reach commercial production, the Company will receive a 3% net smelter royalty.

i)

Grease River Project, Saskatchewan

In the prior year, the Company acquired a 100% interest in certain mineral claims through staking, known as the Grease River project. By way of an Option Agreement dated 10 April 2007, the Company optioned to Yellowcake plc. (“Yellowcake”) a 60% interest in the Grease River project.

On 1 August 2007, a supplemental agreement was signed within the Company, Yellowcake, and Uranium Prospects plc. (“Uranium Prospects”). Under the agreement, Uranium Prospects acquires from Yellowcake a participation in the Option that will ultimately enable Uranium Prospects to acquire a 51% interest in the Grease River property, with Yellowcake retaining a participation in the Option that will ultimately enable it to acquire a 9% interest in the property.

Uranium Prospects and Yellowcake may exercise their option to earn a 60% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$75,000	500,000	$320,000
On or before 07 Aug 2007	(completed)	-	-	210,000
On or before 15 Aug 2007	(completed)	-	-	250,000
On or before 31 Aug 2007	(received)	75,000	500,000
On or before 15 Sep 2007	(completed)	-	-	250,000
On or before 15 Oct 2007	(completed)	-	-	250,000
On or before 31 Mar 2008	(received)	75,000	500,000	-
On or before 31 Mar 2008	(completed)			850,000
On or before 31 Mar 2009		75,000	500,000	1,000,000
On or before 31 Mar 2010		-	500,000	1,000,000
On or before 31 Mar 2011		-	-	870,000
Total		$300,000	2,500,000	$5,000,000

CanAlaska Uranium Ltd

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 July 2008 and 2007

Canadian Funds

5.   Mineral Property Costs – Continued

i)

Grease River Project, Saskatchewan – Continued

The Company acts as operator of the project until Yellowcake has a vested 60% interest, at which time Yellowcake may become the operator.

Should the property reach commercial production, the Company will receive a 3% Yellowcake royalty, with the Optionee having the right to purchase up to half of this royalty for $3,000,000. During the year, Yellowcake transferred a majority interest in their option to Uranium Prospects. CanAlaska may receive the equivalent payment of Uranium Prospects or Yellowcake shares to satisfy the share payment provisions under the agreement. During the period, the Company recovered exploration costs of $816,651, which were included in accounts receivable. $228,165 were received subsequent to the quarter end.

j)

Hodgson Project, Saskatchewan

This project is comprised of certain claims and lies west of the Cigar Lake Mine.

k)

Poplar Agreement, Saskatchewan

In the prior year, the Company acquired a 100% interest in certain mineral claims through staking, known as the Poplar project.By way of an Option Agreement dated 1 October 2007, the Company optioned to Mega Uranium Ltd. (“Mega”) a 55% interest in the Poplar property.

Mega may exercise its option to earn a 50% interest in the property by issuing shares and making exploration expenditures as follows:

		Shares	Exploration Expenditures
Upon execution of agreement	(received)	25,000	$-
On or before 01 Sept 2008	(received in Sep 2008)	25,000	2,000,000
On or before 01 Sept 2009		25,000	2,000,000
On or before 01 Sept 2010		25,000	2,000,000
Total		100,000	$6,000,000

Upon Mega fulfilling its exploration and share payments commitments, it may purchase an additional 5% ownership interest by paying the company $2,000,000 and issuing a further 100,000 Mega shares.

The Company acts as operator of the project until Mega has a vested 50% interest, at which time Mega may become the operator. During the current period, the Company recovered exploration costs of $622,984 and received addition $545,866 as advanced payment for the summer budget

Should the property reach commercial production, the Company will receive a 3% Yellowcake royalty, with the Optionee having the right to purchase up to half of this royalty for $4,500,000.

l)

McTavish Project, Saskatchewan

This property is a block of certain mineral claims lying southeast of the McArthur River mine and northwest of the Key Lake Mine.

m)

Moon Project, Saskatchewan

This property is comprised of certain mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party NSR.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.

Mineral Property Costs - Continued

n)

NE Wollaston Project, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and lies northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake.

o)

 Alberta Project, Alberta

This project comprises mineral permits covering most of the Alberta section of Lake Athabasca.

p)

Arnold Project, Saskatchewan

This project is contiguous block of certain minerals claims located west of the producing McArthur River mine.

q)

Black Lake Project, Saskatchewan

By agreement dated 13 December 2006, the Company acquired from the Black Lake Denesuline First Nations an option to earn a 49% interest in the Black Lake project.

To earn a 49% interest in the property, the Company, at its option, must make payments, issue shares and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$-
On or before 30 November 2007*	(paid $20,000)	30,000	100,000	300,000
On or before 30 November 2008		40,000	50,000	400,000
On or before 30 November 2009		40,000	50,000	500,000
On or before 30 November 2010		-	-	800,000
Total		$130,000	300,000	$2,000,000

Upon exercising its 49% option, a joint venture may be formed.

*By agreement dated November 2007, future payments will be made upon receiving Federal work permits.

During the year, $20,000 was paid with the remaining $10,000 pending upon receiving Federal work permits. Federal work permits were received during the period. Additional $10,000 was paid and 100,000 shares were issued on 05 September 2008.

r)

Camsell Project, Saskatchewan

This project is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca.

s)

Carsell Project, Saskatchewan

This project is composed of certain mineral claims in the vicinity of Cluff Lake.

t)

Ford Project, Saskatchewan

This project is located in the S.E. Athabasca Basin adjacent to the Cree East Project.

u)

Kasmere Project, Manitoba

This property is located north of the Northeast project.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.

Mineral Property Costs - Continued

v)

Misty Project, Manitoba

This property is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.

During the period, the Company applied for certain mineral exploration licences, known as the Misty property. The grant of exploration licenses in permits by the government of Manitoba is pending the successful conclusion of its land use consultation with the local First Nation’s communities.

By way of an Option Agreement dated 23 May 2008, the Company optioned to Great West Minerals Group Ltd. (“Western”) a 51% interest in the Misty property.

Western may exercise its option to earn a 51% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
Upon grant of licence	$10,000	100,000	$-
On or prior to1st anniversary of grant of licence	10,000	100,000	150,000
On or prior to 2nd anniversary of grant of licence	10,000		100,000
On or prior to 3rd anniversary of grant of licence	10,000		100,000
On or prior to 4th anniversary of grant of licence	10,000		100,000
On or prior to 5th anniversary of grant of licence	50,000		2,550,000
On or prior to 6th anniversary of grant of licence			3,000,000
Total	$100,000	200,000	$6,000,000

The Company will act as operator of the project until Western has a vested 51% interest, at which time Western may become the operator.

w)

Uranium – General, Saskatchewan

General exploration and operating costs.

x)

Elliot Lake Project, Ontario

During a previous year, the Company completed the staking of certain mineral claims in the Elliot Lake area of Ontario for Uranium related prospects.

By agreement dated 10 October 2006, the Company granted Pele Mountain Resources Inc. (“Pele”) the right to earn a 100% interest in the Elliot Lake project.

Pele earned a 100% interest in the property by paying $13,000 cash and issuing 60,000 shares at a fair value of $13,200 in the prior year.

During the pervious year, the remaining related acquisition and exploration costs of $24,876 were written-off.

      The Company retains a 1.75% NSR with Pele having the right to purchase 1% of this royalty for $1,000,000.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.

Mineral Property Costs - Continued

y)

Rainbow Hill Project, Alaska

The Company acquired a 100% interest in certain mineral claims by staking in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.  This is a reduced claim group covering the core of the Rainbow Hill property.  The Company maintains the claims by payment of yearly taxes.

During a previous year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $1,361,147.

z)

Voisey’s Bay Project, Labrador

The Company acquired by staking, certain mineral claims located in the Voisey Bay area of Newfoundland.

i)

VBE – 1 (787M)

The Company had a 50% interest in mineral license 787M and Columbia Yukon Resource Ltd. (“CYR”) had a 50% interest in this claim.

ii)

VBE – 2 (785M)

The Company has a 50% interest in mineral licence 785M.  Columbia Yukon Resources Ltd. (“CYR”) has a 50% interest in this claim.

By agreement dated 6 September 2006, the Company and CYR granted Celtic Minerals Ltd. (“Celtic”) and Merrex Gold Inc. (“Merrex”) the right to earn a 100% interest in the VBE – 2 property.

To earn a 100% interest in the property, Celtic and Merrex, at its option, must issue payments and incur exploration expenditures as follows:

	Payments	Celtic Shares	Merrex Shares	Exploration Expenditures
Upon execution of agreement (received)	$25,000	25,000	25,000	$-
On or before 6 September 2007 (received)	50,000	25,000	25,000	100,000
On or before 6 September 2008	75,000	25,000	25,000	250,000
On or before 6 September 2009	100,000	25,000	25,000	500,000
On or before 6 September 2010	-	25,000	25,000	750,000

Total	$250,000	125,000	125,000	$1,600,000

The Company shall retain a 2% NSR with the Optionees having the right to purchase half of this royalty for $2,000,000. In mid- September, Celtic and Merrex terminated the option.

aa)

Zeballos Project, British Columbia

Pursuant to completing the terms of an option and Joint Venture Agreement dated 23 August 1988, and amended November 1998, the Company earned a 50% interest in certain mineral claims in the Alberni Mining Division of British Columbia. The Company increased its ownership to 100% interest in 2002.

During the previous year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $63,803.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.

Mineral Property Costs – Continued

bb)

Glitter Lake Project, Quebec

In a prior year, the Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 in staking costs and the issuance of 40,000 common shares of the Company.

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
On or before 4 June 2004	(received)	-	20,000	-
On or before 15 August 2004	(received)	15,000	-	-
On or before 28 May 2005	(received)	-	20,000	-
On or before 15 August 2005	(received)	20,000	-	-
On or before 28 May 2006	(received)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009		-	-	200,000
On or before 15 April 2010		-	-	300,000
Total		$45,000	60,000	$700,000

By an agreement dated 15 August 2003 and subsequent amendments, the Company granted Pacific North West Capital Corp. (“PFN”) a company that previously had certain directors in common, the right to earn a 70% interest in the Glitter Lake property.

To earn a 50% interest in the property, PFN, at its option, must issue shares, make payments and incur exploration expenditures as follows:

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares with a value of $100,000 to the Company, within 15 days of PFN becoming vested, or pay such amount that will result in PFN having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

              By agreement dated 1 April 2008, the Company extended the uncompleted portion of the option to

              2010.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

5.

Mineral Property Costs – Continued

cc)

Rise & Shine Project, New Zealand

By agreement dated 14 December 2004 and amended 21 July 2006 with OceanaGold, the Company may earn approximately a 70% interest in the Rise and Shine project.  The terms of the agreement are for the Company to complete a minimum 1,000 metre drill program prior to 31 July 2005, and in subsequent years complete an additional NZ$100,000 of field expenditures by 30 June 2006 and a further NZ$150,000 by 30 June 2007 for a cumulative total of NZ$350,000.

The Company has completed its earn-in requirements and effective 1 July 2007 the project is in a Joint Venture with Oceana Gold (30%) and CanAlaska (70%). Both partners of the Joint Venture exercise joint control over the Joint Venture. Oceana Gold’s contribution is deemed to be NZ$150,000 (Cdn$120,000) and CanAlaska’s deemed contribution is deemed to be NZ$350,000 (Cdn $280,000). Management decided to write down $399,452 of its expenditures to agree with the deemed value of the Joint Venture.  If either party elects to non-fund or partially fund their respective portion of the proposed budget then they may dilute their equity in the Joint Venture down to a minimum of 15% and then the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of 31 July 2008, CanAlaska’s current interest is 72% and Oceana’s interest is 28%.

      dd)

Other New Zealand Projects

The Company has also been granted the following four prospecting permits: Granite Dome, Greymouth North, Reefton South and Mt. Mitchell.

6.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	July 31, 2008 Net Book Value
Office equipment	$370,106	226,544	$143,562
Automotive equipment	111,350	37,278	74,072
Mining equipment	841,997	425,022	416,975
Leasehold improvements	247,833	22,236	225,597
	1,571,286	711,080	860,206

	Cost	Accumulated Amortization	April 30, 2008 Net Book Value
Office equipment	$370,106	217,197	$152,909
Automotive equipment	111,350	31,272	80,078
Mining equipment	816,006	392,268	423,738
Leasehold improvements	247,832	17,702	230,130
	$1,545,294	658,439	$886,855

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

7.

Share Capital

a)

Private Placements

During the quarter ended 31 July 2008, the Company issued 10,922,660 flow-through units at a price of $0.34 per unit for gross proceeds of $ 3,713,704 (Note 7f). Each unit consists of one flow-through common share in the capital of the Company and one-half of one non-transferable, share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share.

In connection with this closing, the Company has paid as finder's fees an aggregate $178,825 in cash, and has issued 441,176 common shares and 345,589 warrants. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

During the pervious year, the Company issued 1,111,111 flow-through units (Note 7b) at a price of $0.45 for gross proceeds of $500,000. Each flow-through unit consists of one common share and one-half flow-through share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.52 for a period of 12 months from closing. The Company paid a $25,000 finders fee.

During the pervious year, the Company issued 7,660,877 flow-through units (Note 7b) at a price of $0.47 for gross proceeds of $3,600,612. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

During the pervious year, the Company issued 7,629,968 units at a purchase price of $0.38 per unit, for gross proceeds of CDN $2,899,388. Each unit consists of one common share and one-half common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.48 for a period of 12 months from closing.  The Company issued 160,000 Agent warrants as a finder’s fee.  Each Agent warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.48 per share.

During the pervious year, the Company issued 10,000 common shares valued at $4,000 for mineral property acquisitions.

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain qualifying resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration in order for the subscribers to utilize the deduction for tax purposes.

During the year ended 30 April 2008, the Company renounced $4,100,612 (2007 - $6,233,834) of CEE to the flow-through shareholders.  The recovery of future income taxes of $840,801 (2007 – $1,173,486) represents the income tax effect of these renouncements (Note 9c).

c)

Exercise of Warrants and Options

During the period, 300,000 options were exercised for gross proceeds of $30,000.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

7.

Share Capital – Continued

d)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

A summary of the Company’s options at 31 July 2008 and the changes for the period are as follow:

Number outstanding 30 April 2008	Granted	Exercised	Expired / Cancelled	Number outstanding 31 July 2008	Exercise price per share	Expiry date
300,000	-	(300,000)	-	-	$0.10	25-Jun-08
172,500	-	-	-	172,500	$0.25	10-Sep-08
767,500	-	-	(95,000)	672,500	$0.40	5-Nov-09
175,000	-	-	-	175,000	$0.45	29-Nov-09
57,000	-	-	(17,000)	40,000	$0.50	23-Feb-10
358,000	-	-	(25,000)	333,000	$0.58	7-Mar-10
75,000	-	-	-	75,000	$0.35	13-Jul-10
3,090,000	-	-	(192,500)	2,897,500	$0.45	14-Oct-10
200,000	-	-	-	200,000	$0.42	14-Feb-11
25,000	-	-	-	25,000	$0.50	8-Aug-11
80,000	-	-	-	80,000	$0.50	4-Oct-11
2,755,000	-	-	(132,500)	2,622,500	$0.50	16-Nov-11
50,000	-	-	-	50,000	$0.75	13-Feb-12
975,000	-	-	(25,000)	950,000	$0.74	30-Mar-12
100,000	-	-	-	100,000	$0.70	7-May-12
785,000	-	-	(45,000)	740,000	$0.62	28-Jun-12
170,000	-	-	(50,000)	120,000	$0.45	30-Oct-12
100,000	-	-	-	100,000	$0.45	31-Oct-12
5,688,500	-	-	(60,000)	5,628,500	$0.40	20-Dec-12
150,000	-	-	-	150,000	$0.40	23-Jan-13
225,000	-	-	(50,000)	175,000	$0.40	10-Feb-13
600,000	-	-	-	600,000	$0.40	24-Mar-13
-	400,000	-	-	400,000	$0.40	24-Jun-13
16,898,500	400,000	(300,000)	(692,000)	16,306,500

During the year, the Company granted the following options and recognized the following costs with respect to options granted:

Grant date	Granted	Exercise price	Fair Value	Vested Amount
25 Jun 2008	400,000	$0.40	$108,000	$3,037
Total	400,000		$108,000	$3,037

The total estimated fair value of the 400,000 options is $108,000, in which $3,037 had been vested during the period ended 31 July 2008. A fair value of $3,037 has been recorded as stock-based compensation expenses during the first quarter.  The offsetting entry is to contributed surplus.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

7.

Share Capital - Continued

d)

Share Purchase Options - Continued

During previous years, the Company granted the following options and recognized the vested amount as follows:

Grant date	Granted	Exercise price	Fair Value	Vested Amount
13 July 2005	75,000	$0.35	$22,314	$22,314
14 Oct 2005	3,090,000	$0.45	965,983	810,456
14 Feb 2006	200,000	$0.42	61,704	61,704
08 Aug 2006	25,000	$0.50	8,302	8,302
04 Oct 2006	80,000	$0.50	20,626	18,048
16 Nov 2006	2,755,000	$0.50	1,160,310	862,862
13 Feb 2007	50,000	$0.75	22,120	16,590
30 Mar 2007	975,000	$0.74	560,650	204,853
07 May 2007	100,000	$0.70	62,051	62,051
28 June 2007	785,000	$0.62	422,781	217,988
30 Oct 2007	170,000	$0.45	64,536	11,389
31 Oct 2007	100,000	$0.45	37,973	9,493
21 Dec 2007	5,688,500	$0.40	1,702,936	532,906
24 Jan 2008	150,000	$0.40	29,072	11,667
11 Feb 2008	225,000	$0.40	60,041	12,509
25 Mar 2008	600,000	$0.40	159,600	26,600
Total	15,068,500		$5,360,999	$2,889,732

The total estimated fair value of the 15,068,500 options is $5,360,999 since the options were granted under a vesting schedule, $536,454 had been vested during the first quarter. $166,822 of the total fair value has been recorded as stock-based compensation deferred exploration expenses and $369,632 of the total fair value has been recorded as stock-based compensation expenses during 2008.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	122.41%	67.72%	86.93%
Risk-free interest rate	3.94%	3.96%	3.66%
Expected life of options	5.0 years	5.0 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Warrants

As at 31 July 2008, the following share purchase warrants are outstanding:

Number	Exercise Price	Expiry Date

555,555	$0.52	24 September 2008
3,830,438	$0.55	26 October 2008
3,814,983	$0.48	26 October 2008
160,000	$0.48	26 October 2008
4,000,000	$0.67	8 December 2008
19,519	$0.67	8 December 2008
4,726,029	$0.50	13 May 2010
308,824	$0.50	13 May 2010
735,300	$0.50	28 May 2010
36,765	$0.50	28 May 2010

18,187,413

During the current period, 5,806,918 common share purchase warrants having a fair value of $447,966 were issued relating to private placements. During the previous year, 8,360,977 common share purchase warrants having a fair value of $765,581 were issued relating to private placements.The fair value of the common share purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighed average assumptions:

31 July 2008
Average risk-free interest rate	3.24%
Expected dividend yield	Nil
Expected stock price volatility	74.24%
Average expected warrant life	2 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

On 12 June 2007 the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire on 12 June 2017 (the “Expiration Time”). Pursuant to the Rights Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights Plan. To constitute a “Permitted Bid”, an offer must be made in compliance with the Rights plan and must be made to all holders of voting shares (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.  The Rights Plan received shareholder approval on 19 September 2007.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

8.   Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

i)

During the period, the Company paid:

	31 July 2008	31 July 2007
Consulting fees to a company controlled by the former Corporate Secretary	$-	$7,807
Engineering and consulting fees to the VP Exploration	$51,576	$45,852
Accounting fees to a company controlled by the Chief Financial Officer	$15,367	$8,100

ii)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $19,694 (2007- $4,500) has been paid/accrued to directors.  At period end, $7,000 (30 April 2008- $22,510) is owing to directors. This is due on demand and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.    Income Taxes

a)   A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007

Loss before income taxes	$(3,570,687)	$(3,002,245)
Combined Canadian and US income tax rates	30.92%	34.07%

Expected recovery	$(1,104,326)	$(1,022,881)
Items not deductible for income tax purposes	583,107	381,377
Change in valuation allowance and other	(319,582)	(531,982)

Total recovery	$(840,801)	$(1,173,486)

Represented by:
Current income tax	$-	$-
Future income tax recovery	$(840,801)	$(1,173,486)

b)

The significant components of the Company's future income tax assets / liabilities are as follows:

	2008	2007

Future income tax assets (liabilities)
Non capital loss carry forwards	$1,965,588	$1,934,573
Capital loss carry forwards	177,088	220,355
Share issue costs	230,526	273,794
Undepreciated capital cost in excess of accounting net book value	182,339	136,477
Mineral properties	(3,360,875)	(2,817,907)

	(805,334)	(252,708)
Valuation allowance	(571,072)	(693,309)

CanAlaska Uranium Ltd

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 July 2008 and 2007

Canadian Funds

Net future income tax liability	$(1,376,406)	$(946,017)

9.    Income Taxes - Continued

The Company has non-capital losses for Canadian tax purposes of $5,069,690 and net operating loss carryovers for US tax purposes of $1,133,269 available to offset against taxable income in future years, which, if unutilized, will expire through to 2028.  Subject to certain restrictions, the Company also has capital losses of $1,142,500 and resource exploration expenditures of $20,190,894 available to reduce taxable income of future years as compared to the carrying value of $31,032,425 for a temporary difference of $10,841,531.

c)

Future Income Tax Recovery

During the year, flow-through shares totalling $4,100,612 (2007 - $6,233,834) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $1,271,190 (2007 - $2,119,503). However, the Company can utilize previously unrecognized future income tax assets to offset the liability to the extent available.  As at 30 April 2008, the Company had $840,801 (2007 - $1,173,486) in future income tax assets to apply.  The excess future income tax liability of $1,376,406 (2007 - $946,017) has been recorded in the financial statements.

10.

Commitments

a)

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by the former Chairman. During the year, this agreement was terminated with the payout agreed as one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.

b)

Kerrisdale, Vancouver Lease

By an agreement dated 1 July 2005, the Company is committed under an operation lease, for its office premises with the following estimated lease payments to the expiration of the lease on 30 June 2010:

Amount
2009	$44,723
2010	59,631
2011 (expiry in June 2010)	9,938
Total	$114,292

c)

Saskatchewan Premises Lease

By an agreement dated 22 May 2007, the Company entered into an operating lease, for its office premises in Saskatchewan with the following lease payments to the expiration of the lease on 31 May 2012:

Amount
2009	$61,533
2010	82,044
2011	82,044
2012	82,044
2013 (expiry in May 2012)	6,837
Total	$314,502

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

10.

Commitments - Continued

d)

Downtown Vancouver Office Lease

By an agreement dated 31 July 2007, the Company entered into an office lease for premises in downtown Vancouver with the following lease payments to the expiration of the lease on 31 August 2010.

Amount
2009	$41,040
2010	54,720
2011 (expiry in August 2010)	18,240
Total	$114,000

e)

Land Lease

By an agreement dated 1 October 2007, the Company entered into a lease for land in LaRonge, Saskatchewan with the following lease payments to the expiration of the lease on 31 May 2021.

Amount
2009	$471
2010	629
2011	629
2012	629
Thereafter (expiry in May 2021)	5,661
Total	$8,019

11. Interests in Joint Ventures

The Company’s proportionate share of the assets, liabilities and cash flows of its joint ventures included in these consolidated financial statements are as follows

2008
Current assets	$1,306,391
Mineral property costs	2,594,226
Current liabilities	-

Revenues	13,036
Expenses	140

Cash flows from operating activities	13,036
Cash flows from financing activities	1,680,000
Cash flows used in investing activities	(1,278,710)

At 31 July 2008, the Company’s interests in the CanAlaska Korean Uranium Joint Venture related to the Cree East project and Rise and Shine Joint Venture related to the Rise and Shine New Zealand properties are 77% and 72% respectively.

CanAlaska Uranium Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2008 and 2007 Canadian Funds

12.

Segmented Information

The Company operates in one industry segment, being exploration.  Details on a geographic basis at 31 July 2008 are as follows:

Details on a geographic basis at 31 July 2008 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$44,592,686	$-	$974,508	$45,567,194
Mineral Property Cash Expenditures	$1,420,769	$-	$126,164	$1,546,933
Comprehensive Loss for the Year	$(464,989)	$-	$-	$(464,989)

Details on a geographic basis at 30 April 2008 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$42,158,876	$-	$848,344	$43,007,220
Capital Expenditures	$15,046,597	$2,795	$165,279	$15,214,671
Comprehensive Loss for the Year	$(2,679,354)	$(4,414)	$(406,453)	$(3,090,221)

Details on a geographic basis at 30 April 2007 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$32,181,384	$-	$1,026,054	$33,207,438
Capital Expenditures	$9,579,567	$2,468	$313,133	$9,895,168
Loss for the Year	$(259,852)	$(1,237,562)	$(331,345)	$(1,828,759)